Filed by IntercontinentalExchange, Inc.
(Commission File No. 001-32671)
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company:
NYSE Euronext
(Commission File No. 001-33392)

NASDAQ OMX Group and IntercontinentalExchange

Open Letter to NYSE Euronext Stockholders

NEW YORK, NY and ATLANTA, GA – April 26, 2011 – NASDAQ OMX (NDAQ) and IntercontinentalExchange (ICE) today issued the following open letter to NYSE Euronext stockholders. NASDAQ OMX and ICE also filed an investor presentation that highlights the strategically and financially superior nature of the NASDAQ OMX/ICE proposal when compared to the existing Deutsche Boerse proposal.

Dear NYSE Euronext Stockholder:

NYSE Euronext’s management and Board continue to deny that the NASDAQ OMX/ICE proposal is superior to the existing Deutsche Boerse agreement or that they have a fiduciary duty to review the proposal. Simply put, your Board is ignoring corporate governance best practices and the market reality of the situation.

•

Our proposal offers substantially greater short and long-term value and creates a compelling opportunity for the NYSE Euronext Board to meet with us while presenting no downside risk and only upside for stockholders – the Deutsche Boerse agreement allows for discussions in the event the NYSE Euronext receives a proposal that may possibly be superior.

•	We have offered mutual due diligence, and appropriate safeguards so that no competitive risks are posed to NYSE Euronext.
•	Our reverse break-up fee is a significant improvement on the Deutsche Boerse agreement and alongside committed financing, with no conditions, addresses the key concerns of the NYSE Board.
•

We have presented a fair and balanced form of Merger Agreement, based largely on the existing Deutsche Boerse agreement, and we are open to negotiating this form of agreement to address any legitimate concerns of the NYSE Euronext Board.

•	The Hart-Scott-Rodino anti-trust review is well underway and NASDAQ OMX has received and is responding to a Second Request for information in connection with NASDAQ OMX’s filing.
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The discovery that the initial synergies provided by NYSE Euronext/Deutsche Boerse were understated by one-third after two years of exploratory discussions should be carefully considered against the history of NYSE Euronext and Deutsche Boerse failing to deliver promised synergy estimates in their past transactions.

•	The strategy that NASDAQ OMX and ICE have laid out is highly attractive and complementary to the NYSE’s strategy of international expansion and increased operating efficiencies.

NASDAQ OMX and ICE encourage NYSE Euronext’s stockholders to call on their Directors to meet with us to address any concerns they have and start a mutual due diligence process. Taking this small step would create no commitment and would reassure NYSE Euronext’s stockholders that a thorough review process has been undertaken.

As NYSE Euronext stockholders, which would you choose – engagement on a financially superior proposal, or a story about why an inferior transaction is really “superior”?

The NYSE should live up to the principles that they espouse for the stockholders of the companies listed on the New York Stock Exchange. Ask your Board to reconsider their refusal to engage on our superior proposal.

Sincerely,

Robert Greifeld, Chief Executive Officer & President, The NASDAQ OMX Group, Inc

Jeffrey Sprecher, Chairman & Chief Executive Officer, IntercontinentalExchange, Inc

Additional Details

Today’s presentation and other supporting information related to this proposal are available on http://www.nasdaq.com/deal and http://ir.theice.com

About NASDAQ OMX

The NASDAQ OMX Group, Inc. is the world’s largest exchange company. It delivers trading, exchange technology and public company services across six continents, with approximately 3,600 listed companies. NASDAQ OMX offers multiple capital raising solutions to companies around the globe, including its U.S. listings market, NASDAQ OMX Nordic, NASDAQ OMX Baltic, NASDAQ OMX First North, and the U.S. 144A sector. The company offers trading across multiple asset classes including equities, derivatives, debt, commodities, structured products and exchange-traded funds. NASDAQ OMX technology supports the operations of over 70 exchanges, clearing organizations and central securities depositories in more than 50 countries. NASDAQ OMX Nordic and NASDAQ OMX Baltic are not legal entities but describe the common offering from NASDAQ OMX exchanges in Helsinki, Copenhagen, Stockholm, Iceland, Tallinn, Riga, and Vilnius. For more information about NASDAQ OMX, visit http://www.nasdaqomx.com. *Please follow NASDAQ OMX on Facebook (http://www.facebook.com/pages/NASDAQ-OMX/108167527653) and Twitter (http://www.twitter.com/nasdaqomx).

About IntercontinentalExchange

IntercontinentalExchange (NYSE:ICE) is a leading operator of regulated futures exchanges and over-the-counter markets for agricultural, credit, currency, emissions, energy and equity index contracts. ICE Futures Europe hosts trade in half of the world’s crude and refined oil futures. ICE Futures U.S. and ICE Futures Canada list agricultural, currencies and Russell Index markets. ICE is also a leading operator of central clearing services for the futures and over-the-counter markets, with five regulated clearing houses across North America and Europe. ICE serves customers in more than 70 countries. www.theice.com

The following are trademarks of IntercontinentalExchange, Inc. and/or its affiliated companies: IntercontinentalExchange, ICE, ICE and block design, ICE Futures Europe and ICE Clear Europe. All other trademarks are the property of their respective owners. For more information regarding registered trademarks owned by IntercontinentalExchange, Inc. and/or its affiliated companies, see https://www.theice.com/terms.jhtml

Forward-Looking Statements

Information set forth in this communication contains forward-looking statements that involve a number of risks and uncertainties. NASDAQ OMX and ICE caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to (i) projections about future financial results, growth, trading volumes, tax benefits and achievement of synergy targets, (ii) statements about the implementation dates and benefits of certain strategic initiatives, (iii) statements about integrations of recent acquisitions, and (iv) other statements that are not historical facts. Forward-looking statements involve a number of risks, uncertainties or other factors beyond NASDAQ OMX’s and ICE’s control. These factors include, but are not limited to, NASDAQ OMX’s and

ICE’s ability to implement its strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk, U.S. and global competition, and other factors detailed in each of NASDAQ OMX’s and ICE’s filings with the U.S. Securities Exchange Commission (the “SEC”), including (i) NASDAQ OMX’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on NASDAQ OMX’s website at http://nasdaqomx.com and (ii) ICE’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on ICE’s website at http://theice.com. NASDAQ OMX’s and ICE’s filings are also available on the SEC website at www.sec.gov. Risks and uncertainties relating to the proposed transaction include: NASDAQ OMX, ICE and NYSE Euronext will not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals and financing commitments will not be obtained on satisfactory terms and in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of NYSE Euronext’s operations with those of NASDAQ OMX or ICE will be materially delayed or will be more costly or difficult than expected. NASDAQ OMX and ICE undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important Information About the Proposed Transaction and Where to Find It:

Subject to future developments, additional documents regarding the transaction may be filed with the SEC. This material is not a substitute for the joint proxy statement/prospectus or any other documents NASDAQ OMX, ICE and NYSE Euronext would file with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER DOCUMENTS NASDAQ OMX, ICE AND NYSE EURONEXT WOULD FILE WITH THE SEC, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, if and when such document becomes available, and other relevant documents filed by NYSE Euronext, ICE and/or NASDAQ OMX, without charge, at the SEC’s website (http://www.sec.gov). Copies of the final proxy statement/prospectus, if and when such document becomes available may be obtained, without charge, by directing a request to NASDAQ OMX at One Liberty Plaza, New York, New York 10006, Attention: Investor Relations, in the case of NASDAQ OMX’s filings, or ICE, at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by emailing a request to ir@theice.com, in the case of ICE’s filings.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation:

NASDAQ OMX, ICE, and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.

You can find information about NASDAQ OMX and NASDAQ OMX’s directors and executive officers in NASDAQ OMX’s Annual Report on Form 10-K, filed with the SEC on February 24, 2011, and in NASDAQ OMX’s proxy statement for its 2011 annual meeting of stockholders, filed with the SEC on April 15, 2011.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K, filed with the SEC on February 9, 2011, and in ICE’s proxy statement for its 2011 annual meeting of stockholders, filed with the SEC on April 1, 2011.

Additional information about the interests of potential participants will be included in the joint prospectus/proxy statement, if and when it becomes available, and the other relevant documents filed with the SEC.

ICE-CORP

CONTACTS

NASDAQ OMX

Media:

Frank De Maria

+1 212 231 5183

frank.demaria@nasdaqomx.com

Investor:

Vincent Palmiere

+1 301 978 5242

vincent.palmiere@nasdaqomx.com

IntercontinentalExchange

Media and Investor:

Kelly Loeffler

+ 1 770 8574726

kelly.loeffler@theice.com